UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2026 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-280673 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F- 3ASR UNDER THE SECURITIES ACT OF 1933. This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Santander UK Group Holdings plc Quarterly Management Statement for the nine months ended 30 September 202 6

Quarterly Management Statement Q3 -26 1 Santander UK Group Holdings plc Mahesh Aditya, Chief Executive Officer, commented: “We made good progress this quarter, advancing the integration of TSB1 at pace and harnessing the strengths of both businesses to deliver the best for our customers. We also continued to deliver against our wider strategic priorities to deepen customer relationships and enhance operational efficiency, while leveraging Banco Santander’s global technology platforms and AI capabilities to provide the support our customers need. Our 9M-26 results show improving business performance, supported by TSB’s contribution to profit, with continued net lending growth as well as increased efficiency, driven by simplification and automation. However, 9M-26 profit before tax decreased slightly to £1,158m, mainly due to the provision charge in Q1-26 relating to historical motor finance commission payments and higher restructuring costs, partly offset by TSB’s contribution to profit. We continue to expect to see net lending grow in 2026 and reiterate our RoTE and cost synergies targets for 2028. We know that our customers are impacted by an increase in the cost of living and have launched a number of new products designed to help them make the most of their money. These new products are having a significant impact, with September 2026 marking the highest number of personal current account openings in nearly a decade. Mortgage arrears remain low and we continue to be part of the UK Government's mortgage charter, while ensuring we contact customers who we identify as potentially needing some support.” 9M-26 financial and business highlights Focus on providing our customers with products and services that meet their needs • Launched new fixed-rate cash ISAs in August paying inflation -beating rates, and a market-leading £240 mass market switching incentive in September for our Everyday Current Account and Regular Saver. • Successful Edge Student Current Account campaign and new £50 offer for our 1I2I3 Mini Current Account, supporting our younges t customers as they build good financial habits for the future. • Unlocked the equivalent of 21,000 hours of additional coding capacity using AI software tools to build new products and servi ces faster. • On track to modernise 80% of our branches by the end of 2026 as part of a substantial investment in our network. 9M-26 profit before tax decreased by £71m to £1,158m (9M -25: £1,229m), mainly due to the charge in Q1 -26 relating to historical motor finance commission payments and higher restructuring costs, partly offset by TSB’s contribution to profit before tax of £9 6m • Net interest income increased 17% and Banking NIM 2 increased to 2.31% (9M -25: 2.23%). This was mainly due to the inclusion of TSB’s higher NIM, partly offset by higher cost of deposits due to our focus on growth in a competitive market, mitigated by our structural hedge. • Operating expenses were up 8%, due to the inclusion of TSB’s costs, partly offset by ongoing simplification and automation. • CIR2 of 52% improved 5pp, due to income growth and increased operational efficiency. • Credit impairment charges were up £192m, mainly due to the acquisition of TSB, including a day 1 charge of £62m as previously disclosed. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting macroeconomic uncert ainty. Cost of risk2 of 18bps (Dec-25: 10bps) up mainly due to the day 1 charge for TSB of 3bps. • Restructuring and specific provisions were up £361m, driven by a £179m increase in the provision charge in Q1 -26 relating to historical motor finance commission payments and higher restructuring costs. • TSB’s contribution to profit before tax from 1 May to 30 September 2026 of £96m. The Part VII business transfer application p rocess is progressing well. • RoTE2 of 10.6% (Dec -25: 10.0%) was up 0.6pp; the Q1 -26 historical motor finance commission payments charge reduced this by 112bps. Customer loans and deposits increased, reflecting continued broad based growth and the TSB acquisition; LDR of 105% (Dec -25: 105%) • Mortgage loans increased to £205.6bn (Dec -25: £169.0bn); mainly due to the inclusion of TSB; higher gross mortgage lending in 9M -26 of £23.4bn (9M - 25: £17.9bn). • Customer deposits increased to £229.2bn (Dec -25: £190.2bn) mainly due to TSB, and with a continued flow into term savings. • Acquired TSB balances continue to remain broadly stable. • Asset quality remains good. Stage 3 ratio 2 of 0.90% down 27bps from Dec -25 (10bps due to high RWA mortgage sale); arrears remain low. Strong capital, liquidity and funding; we remain focused on capital efficiency • CET1 capital ratio of 14.0% (Dec -25: 15.7%) as we optimised capital levels alongside the acquisition of TSB and resumed declaring dividends, supported by positive organic capital generation; UK leverage ratio of 4.8% (Dec -25: 5.1%). • 2026 funding plan complete. Equivalent of £10.8bn in term issuance in 9M -26; we continue to maintain diversified and resilient wholesale funding . • LCR increased to 175% (Dec -25: 166%) driven mainly by completion of the 2026 funding plan in Q3 -26. Outlook • We expect to see net lending growth in 2026. • Banking NIM is expected to be stable in 2026. We continue to manage our structural hedge position for income stability. • Cost of risk is expected to stabilise across 2026. • We expect further cost efficiencies in 2026, driven by simplification and automation of our business, and integration of TSB. • We reconfirm our published targets of increasing RoTE to 16%, with cost synergies of at least £400m, by the end of 2028. • We continue to monitor risks from geopolitical events, including in the Middle East, and the potential impact on inflation. Notes: 1 See Appendix 6 for more on the acquisition of TSB. 2 See Appendix 1 for details.

Income statement summary[1]

Summarised consolidated income statement	9M-26 £m	9M-25 £m	Change %
Net interest income	3,854	3,308	17
Non-interest income[2]	263	174	51
Net operating income	4,117	3,482	18
Operating expenses before credit impairment charges, restructuring and specific provisions	(2,122)	(1,969)	8
Credit impairment charges	(342)	(150)	128
Restructuring and specific provisions	(495)	(134)	269
Profit before tax	1,158	1,229	(6)
Tax on profit	(318)	(313)	2
Profit after tax	840	916	(8)
Banking NIM[3]	2.31 %	2.23 %	8 bps
CIR[3]	52 %	57 %	(5) pp
Cost of risk[3]	18 bps	6 bps	12 bps

9M-26 profit before tax was down 6% vs 9M-25

- Net interest income increased 17% mainly due to the inclusion of TSB's higher NIM. This was partially offset by higher cost of deposits due to our focus on growth in a competitive market, mitigated by our structural hedge.
- Non-interest income was up 51%, mainly due to the inclusion of TSB, and higher retail and corporate fee income, including in business banking.
- Operating expenses were up 8%, due to the inclusion of TSB's costs of £327m, partly offset by a reduction due to ongoing simplification and automation.
- Credit impairment charges were up £192m, mainly due to the acquisition of TSB, including a day 1 charge of £62m where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting macroeconomic uncertainty.
- Restructuring and specific provisions were up £361m, driven by a £179m increase in the provision charge in Q1-26 relating to historical motor finance commission payments, and higher restructuring and integration costs, including £19m (Q1-25: £42m) relating to changes to our branch network[4] in Q1-26.

TSB integration

- TSB integration work is well underway and on track, supported by detailed plans and oversight by senior management and the Board.
- Customer experience, customer retention and Consumer Duty are at the heart of our design and delivery plan.
- As previously announced, we are planning to transfer TSB's banking business to Santander UK plc through a Court-approved banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000. The process is overseen by the Court, with PRA and FCA involvement, to make sure customers and other stakeholders are treated fairly and not materially disadvantaged by the transfer. The Part VII transfer is separate from the proposed subsequent migration of TSB customer products and data onto Santander UK systems. We are engaging with both regulators ahead of making our application to the Court, with a directions hearing expected in November 2026.
- On 1 October 2026, nearly 1,000 TSB colleagues in central functions transferred their legal employer to Santander UK plc. Many of these colleagues already worked closely with teams across both banks and we were delighted to officially welcome them to Santander UK plc.

Notes:

1 TSB is included in the consolidated financial results from 1 May 2026.
2 Comprises 'Net fee and commission income', 'Other operating income' and 'Regulatory fees and levies'.
3 See Appendix 1 for details.
4 See Q1-26 Quarterly Management Statement for more on changes to our branch network.

Quarterly Management Statement Q3-26 2 Santander UK Group Holdings plc

Balance sheet summary

Customer loans, customer deposits and wholesale funding	30 September 2026	31 December 2025
	£bn	£bn
Customer loans	240.3	200.6
Customer deposits	229.2	190.2
Total wholesale funding	62.5	52.7

Customer loans	30 September 2026	31 December 2025
	£bn	£bn
Retail & Business Banking	213.8	175.2
– Mortgages	205.6	169.0
– Credit Cards	4.0	3.1
– Unsecured Personal Loans	3.0	2.0
– Overdrafts	0.5	0.4
– Business Banking	0.7	0.7
Consumer Finance	5.2	5.0
Corporate & Commercial Banking	19.8	18.9
Corporate Centre	1.5	1.5
Total	**240.3**	**200.6**

Customer loans increased by £39.7bn in 9M-26, driven by continued broad based growth across segments and the acquisition of TSB

- Mortgages increased due to higher gross lending, partially offset by the sale of £1.3bn of high RWA mortgages in H1-26.
- Mortgages also increased by £33.9bn in May 2026 with the acquisition of TSB.

Customer deposits	30 September 2026	31 December 2025
	£bn	£bn
Retail & Business Banking	194.5	155.7
– Current accounts	68.6	59.4
– Savings	111.0	82.5
– Business Banking	10.0	8.6
– Other Retail Products	4.9	5.2
Corporate & Commercial Banking	23.8	24.4
Corporate Centre	10.9	10.1
Total	**229.2**	**190.2**

Customer deposits increased by £39.0bn in 9M-26, driven by continued broad based growth across segments and the acquisition of TSB

- Opened more than 400,000 new Current accounts, driven by successful campaigns including the Edge Student Current Account, a market-leading £240 mass market switching incentive in September for our Everyday Current Account, and a £50 offer for our 1I2I3 Mini Current Account. September 2026 marked the highest number of personal current account openings in nearly a decade.
- Savings increased as customers continued to lock in excess Current account balances to more attractive Savings products, such as successful ISA products, including new fixed-rate cash ISAs in August paying inflation-beating rates, as customers increasingly lock into longer-term products.
- Current accounts and Savings also increased by £12.1bn and £20.9bn, respectively, in May 2026 with the acquisition of TSB.
- Corporate & Commercial Banking decreased, due to market competition. We have a pipeline in place to support future growth.

Quarterly Management Statement Q3-26 3 Santander UK Group Holdings plc

Credit quality

Customer loan quality	30 September 2026				31 December 2025		
	Stage 1[1]	Stage 2[1]	Stage 3[1]	POCI[2]	Stage 1[1]	Stage 2[1]	Stage 3[1]
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail & Business Banking	194.2	17.7	1.5	0.4	157.8	15.8	1.6
– Mortgages	187.1	16.7	1.4	0.4	152.6	14.9	1.5
– Credit Cards	3.4	0.5	0.1	—	2.6	0.4	0.1
– Unsecured Personal Loans	2.8	0.2	—	—	1.8	0.2	—
– Overdrafts	0.3	0.2	—	—	0.2	0.2	—
– Business Banking	0.6	0.1	—	—	0.6	0.1	—
Consumer Finance	4.7	0.4	0.1	—	4.6	0.4	—
Corporate & Commercial Banking	18.1	1.2	0.5	—	16.9	1.4	0.6
Corporate Centre	1.5	—	—	—	1.5	—	—
Total	**218.5**	**19.3**	**2.1**	**0.4**	**180.8**	**17.6**	**2.2**

Customer loan quality	30 September 2026				31 December 2025		
	Stage 1[1] ratio	Stage 2[1] ratio	Stage 3[1] ratio	POCI[2] ratio	Stage 1[1] ratio	Stage 2[1] ratio	Stage 3[1] ratio
	%	%	%	%	%	%	%
Retail & Business Banking	90.8	8.3	0.75	0.18	90.1	9.0	0.95
– Mortgages	91.0	8.1	0.67	0.18	90.3	8.8	0.88
– Credit Cards	85.9	11.9	2.85	0.24	84.6	13.5	2.88
– Unsecured Personal Loans	92.4	6.5	1.11	0.05	89.6	9.3	1.07
– Overdrafts	53.3	39.5	7.17	1.16	41.8	52.3	6.87
– Business Banking	86.5	8.8	4.01	0.80	84.2	10.2	5.65
Consumer Finance	90.9	8.1	1.00	—	92.3	6.7	0.96
Corporate & Commercial Banking	91.2	6.3	2.60	—	89.1	7.6	3.42
Corporate Centre	99.6	0.2	0.22	—	99.3	0.5	0.15
Total	**90.9**	**8.0**	**0.90**	**0.16**	**90.1**	**8.8**	**1.17**

Notes:

1 See Appendix 1 for details.

2 Accounting rules require credit impaired loans acquired as part of the TSB acquisition to be classified separately as Purchased or Originated Credit-Impaired (POCI).

Quarterly Management Statement Q3-26 4 Santander UK Group Holdings plc

Arrears over 90 days past due	30 September 2026	31 December 2025
	%	%
Retail & Business Banking		
– Mortgages	0.52	0.65
– Credit Cards	0.77	0.55
– Unsecured Personal Loans	0.94	0.78
– Overdrafts	3.80	3.09
– Business Banking	2.61	3.83
Consumer Finance	0.44	0.44
Corporate & Commercial Banking	1.16	1.04

Loans in Stage 1 increased, reflecting the TSB acquisition, and continued broad based growth; good underlying asset quality

- Accounting rules require loans of £2.7bn classified by TSB as Stage 2 recognised in May 2026 as part of the TSB acquisition to be brought onto our books as Stage 1.

Loans in Stage 2 increased, due to the TSB acquisition

- Loans in Stage 2 increased as £1.7bn of loans (including £1.5bn of mortgages), classified as Stage 2 by TSB and recognised by Santander UK as Stage 1 on acquisition, suffered a SICR by 30 September 2026.
- Mortgage loans in Stage 2 increased for the reason above, partly offset by a decrease reflecting a sale of high RWA mortgages in H1-26.
- CCB loans in Stage 2 decreased due to cases successfully completing probation periods (i.e. curing) and returning to Stage 1.

Loans in Stage 3 decreased

- Mortgage loans in Stage 3 decreased mainly due to the sale of high RWA mortgages in H1-26.
- Percentage of Credit cards arrears over 90 days past due increased reflecting maturing balance transfers.
- CCB loans in Stage 3 were broadly flat.

Purchased or Originated Credit-Impaired (POCI)

- Accounting rules require loans of £0.4bn (mainly mortgage loans and credit card balances) classified as credit impaired by TSB and recognised by Santander UK as part of the TSB acquisition to be classified separately as POCI.

ECL provision

- ECL provision increased by £90m to £903m (Dec-25: £813m), mainly due to the acquisition of TSB, including a day 1 charge of £62m, where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision, as well as changes in our economic scenarios and weights reflecting macroeconomic uncertainty. This was partly offset by the sale of high RWA mortgages in H1-26.
- 9-month gross write-off utilisation of £219m largely driven by higher CCB write-offs (9M-25: £151m; 2025: £248m).

ECL - 100% weight to each scenario	Upside	Base case	Downside 1	Downside 2	Weighted
	£m	£m	£m	£m	£m
Retail & Business Banking	457	483	565	802	520
Consumer Finance	66	67	68	68	68
Corporate & Commercial Banking	299	307	334	368	315
Corporate Centre	—	—	—	—	—
Total	**822**	**857**	**967**	**1,238**	**903**
Scenario weights	15 %	45 %	30 %	10 %	100 %

Notes:

1 See Appendix 1 for details.

Quarterly Management Statement Q3-26 5 Santander UK Group Holdings plc

Economic scenarios

Economic scenarios were updated for Q3-26 to reflect the latest market data, including expectations for inflation and Bank Rate

- The Base Case was updated to reflect recent events in the global economy. These are expected to result in higher inflation and Bank Rate paths than previously expected, although much will depend on the scale and duration of energy price increases and their impact on the wider economy.
- The Downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.
- The Upside scenario incorporates stronger economic growth, driven by an improvement in the supply side of the economy.
- There were no changes to weights in Q3-26 and Q2-26. Weights were updated in Q1-26 to reflect increased downside risks to the UK economic outlook. The Downside 1 weight was increased by 5%, and the Base Case weight was decreased by 5%.

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2025 (actual)	1.3	1.3	1.3	1.3	1.3
(Calendar year annual growth rate)	2026	1.2	1.1	0.9	0.1	0.9
	2027	1.4	0.9	(0.6)	(3.8)	0.1
	2028	2.5	1.4	0.9	0.8	1.4
	2029	2.5	1.4	1.0	1.6	1.5
	2030	2.7	1.5	1.1	1.5	1.6
	Start to trough[2]	n/a	n/a	(1.0)	(5.0)	(0.5)
Bank Rate	2025 (actual)	3.75	3.75	3.75	3.75	3.75
(at 31-Dec for each period)	2026	3.75	4.00	4.00	3.75	3.94
	2027	3.25	4.25	4.75	2.00	4.03
	2028	3.25	3.25	3.75	2.00	3.28
	2029	3.25	3.25	3.50	2.50	3.25
	2030	3.25	3.25	3.50	3.00	3.30
	5-year peak	3.75	4.25	4.75	3.75	4.11
HPI	2025 (actual)	1.0	1.0	1.0	1.0	1.0
(Q4 annual growth rate)	2026	0.9	0.8	(0.8)	(8.0)	(0.5)
	2027	2.9	1.5	(5.6)	(13.2)	(1.8)
	2028	5.0	2.5	(3.5)	(5.3)	0.5
	2029	5.0	3.0	2.7	8.2	3.6
	2030	5.0	3.0	4.4	6.6	4.0
	Start to trough[2]	n/a	n/a	(9.8)	(27.2)	(3.1)
Unemployment	2025 (actual)	5.2	5.2	5.2	5.2	5.2
(at 31-Dec for each period)	2026	5.3	5.4	5.5	6.4	5.5
	2027	5.1	5.4	6.1	8.5	5.9
	2028	4.2	5.2	5.5	7.7	5.4
	2029	4.0	4.9	5.0	6.9	5.0
	2030	4.0	4.6	4.7	5.7	4.7
	5-year peak	5.3	5.5	6.1	8.5	5.9
CRE price growth	2025 (actual)	1.1	1.1	1.1	1.1	1.1
(Q4 annual growth rate)	2026	1.8	0.6	(2.9)	(8.3)	(1.2)
	2027	4.7	1.3	(4.8)	(12.4)	(1.2)
	2028	3.9	2.1	(1.1)	(3.2)	1.0
	2029	4.0	1.8	2.3	1.0	2.2
	2030	4.1	1.5	2.1	2.8	2.2
	Start to trough[2]	n/a	n/a	(8.3)	(22.4)	(2.1)
Scenario weights		15 %	45 %	30 %	10 %	100 %

Notes:

1. Our Q3-26 forecast used for ECL calculation.
2. GDP, HPI and CRE start is taken from the level at Q2-26.

Quarterly Management Statement Q3-26 6 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	30 September 2026		31 December 2025	
	£bn	%	£bn	%
Capital				
CET1 capital	11.3	14.0	10.7	15.7
Total qualifying regulatory capital	15.9	19.8	14.6	21.3
T1 Capital / UK Leverage	13.6	4.8	12.8	5.1
RWA	80.7		68.3	
Liquidity				
Liquid assets / LCR	60.6	175	51.0	166
Funding				
Loan to deposit ratio		105		105
Wholesale funding[1]	62.5		52.7	
- of which with a residual maturity of less than one year	20.5		13.4	

Capital ratios well above regulatory requirements, with positive organic capital generation

- CET1 capital ratio decreased to 14.0% as we optimised capital levels alongside the acquisition of TSB and resumed declaring dividends, supported by positive organic capital generation.
- UK leverage exposure increased to £283.2bn (Dec-25: £251.7bn) mainly due to the acquisition of TSB.
- RWAs increased to £80.7bn, mainly due to the acquisition of TSB.

Strong liquidity position

- LCR increased to 175% (Dec-25: 166%) driven mainly by completion of the 2026 funding plan in Q3-26.
- LCR eligible liquid assets surplus of £25.7bn to regulatory requirements.
- LCR eligible liquidity pool of £60.6bn (Dec-25: £51.0bn), includes £46.0bn cash and central bank reserves (Dec-25: £31.7bn).

Diversified funding across well-established issuance programmes

- LDR of 105% (Dec-25: 105%).
- Issued £10.8bn Sterling equivalent term issuance in 9M-26, including Covered bonds, RMBS, AT1 and Senior Unsecured issuances[2].
- TFSME outstanding balance of £4.5bn at Sep-26 , of which £2.9bn is due for repayment in 2027 and £1.6bn is due in 2031.
- 2026 funding plan complete.

Structural hedge evolution

- Our structural hedge position increased to £119bn at Sep-26 (Dec-25: £103bn) driven by the acquisition of TSB.
- Weighted average duration of 2.6 years at Sep-26 (Dec-25: 2.3 years) was up as we extended the duration to enhance income stability.
- Gross average yield from the structural hedge in 9M-26 was 3.19% (9M-25: 2.57%); with Q3-26: 3.34%, Q2-26: 3.19% and Q1-26: 3.01%.
- Structural hedge gross yields remained supportive in Q3-26, partially offsetting continued pressure on customer margins and deposit mix.
- We continue to manage our structural hedge position for income stability.

Significant Risk Transfers (SRTs)

- As part of our strategy aimed at driving balance sheet optimisation, in 9M-26, Santander UK completed two new SRTs (2025: four).
- 9M-26 SRTs covered Corporate & Commercial Banking assets (2025: Retail & Business Banking, Corporate & Commercial Banking and Consumer Finance assets).

Notes:

1 See Appendix 1 for details.
2 See Appendix 5 for more on our 2026 funding plan.

Quarterly Management Statement Q3-26 7 Santander UK Group Holdings plc

Quarterly Management Statement Q3 -26 8 Santander UK Group Holdings plc Appendix 1 – Calculations • Banking NIM: Annualised net interest income divided by average customer loans for the period (9M -26: £223,884m; Dec -25: £198,779m). • Cost of risk: Sum of credit impairment charges for the last 12 -month period as a percentage of average customer loans for the last 12 months (9M -26: £217,262m; Dec -25: £198,779m). • CIR: Total operating expenses before credit impairment charges, and restructuring and specific provisions as a percentage of the t otal of net interest income and non-interest income. • Non-interest income: Net fee and commission income plus other operating income and regulatory fees and levies. • POCI ratio: Sum of POCI drawn assets divided by the sum of total drawn assets. • Stage 1 ratio: Sum of Stage 1 drawn assets divided by the sum of total drawn assets. • Stage 2 ratio: Sum of Stage 2 drawn assets divided by the sum of total drawn assets. • Stage 3 ratio: Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. • RoTE: Profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 secur ities and average goodwill and other intangible assets. • Wholesale funding: Deposits by banks reported in Corporate Centre, debt securities in issue, subordinated liabilities, AT1 issuance and Central Bank facilities, including TFSME and Indexed Long -Term Repos used for funding. Movement in Banking NIM Movement in Banking NIM (Annual) % 9M-25 Banking NIM 2.23 Loan margins (0.13) Structural deposit margins 0.29 Fixed and variable deposit margins (0.22) Impact of TSB 0.10 Funding, liquidity & other 0.04 9M-26 Banking NIM 2.31 Movement in Banking NIM (Quarterly) % Q2-26 Banking NIM 2.28 Loan margins (0.03) Structural deposit margins 0.07 Fixed and variable deposit margins (0.01) Impact of TSB 0.08 Funding, liquidity & other 0.03 Q3-26 Banking NIM 2.42 • Loan margins: Customer rate less relevant risk -free rate. • Structural deposit margins: Customer rate less gross structural hedge yield. • Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively. • Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.

Quarterly Management Statement Q3 -26 9 Santander UK Group Holdings plc Appendix 1 - Calculations continued RoTE overview RoTE calculation Q3-26 2025 £m £m Annualised profit after tax 1,123 1,115 Phasing Adjustment 142 — Profit due to equity holders of the parent (A) 1,265 1,115 Average shareholders' equity 16,051 14,809 Less average AT1 securities (2,237) (2,100) Average ordinary shareholders' equity 13,814 12,709 Average goodwill and other intangible assets (1,827) (1,525) Average tangible equity (B) 11,987 11,184 RoTE (A/B) 10.6% 10.0 % Phasing adjustment relates to charges for Regulatory fees and levies (including the Bank of England Levy) and Restructuring a nd specific provisions. Appendix 2 - Interest rate risk The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantane ously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and sc alable. 12-month net interest income sensitivity 1 30 September 2026 31 December 2025 £m £m +100bps 357 284 -100bps (318) (198) Notes: 1 Based on modelling assumptions of repricing behaviour.

Quarterly Management Statement Q3 -26 10 Santander UK Group Holdings plc Appendix 3 - Mortgages Interest rate profile 30 September 2026 31 December 2025 Fixed rate 91% 92 % Variable rate 6% 6 % Standard Variable Rate (SVR) 2% 1 % Follow on Rate (FoR) 1% 1 % Average balance weighted LTV 30 September 2026 31 December 2025 Stock 54% 52 % New Business 68% 65 % Borrower profile 30 September 2026 31 December 2025 Home movers 40% 42 % Remortgagers 31% 28 % First-time buyers 20% 21 % Buy-to-let 9% 9 % Movement in mortgage lending £bn 1 January 2026 169.0 New business 23.4 Acquisition of TSB 33.9 Redemptions and repayments (20.7) 30 September 2026 205.6 Internal transfers of £29.7bn in 9M -26. Internal transfers relate to current customers switching from one product to another. Notes: 1 Home movers include both existing customers moving house and taking out a new mortgage with us, and customers who switch thei r mortgage to us when they move house. 2 Remortgagers are new customers who are taking a new mortgage with us.

Appendix 4 - Capital

Regulatory capital requirements

Regulatory headroom	CET1 capital £bn	UK leverage £bn	Total capital £bn	MREL £bn
Sep-26 position	11.3	13.6	15.9	28.5
Minimum requirement	9.2	11.3	13.6	23.4
Distance to MDA/excess	**2.1**	**2.3**	**2.3**	**5.1**

Regulatory headroom	CET1 capital %	UK leverage %	Total capital %	MREL %
Sep-26 position	14.0	4.8	19.8	35.4
Minimum requirement	11.4	4.0	16.7	29.0
Distance to MDA/excess	2.6	0.8	3.1	6.4

Minimum requirement breakdown	CET1 capital %	UK leverage %	Total capital %	MREL %
Pillar 1	4.5	—	8.0	16.0
Pillar 2A	2.4	—	4.2	8.5
Capital conservation buffer	2.5	—	2.5	2.5
Countercyclical capital buffer	2.0	0.7	2.0	2.0
Base leverage	—	3.3	—	—
Minimum Requirement	11.4	4.0	16.7	29.0

Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and exclude a 1% RFB systemic buffer and a 0.35% additional leverage ratio buffer.

Capital generation

Movement in CET1 Capital Ratio	%
1 January 2026	**15.7**
Profit	0.7
Expected loss less provisions and pension	(0.1)
RWAs	(0.1)
Others	0.1
AT1 coupons	(0.2)
Ordinary dividends	(0.5)
Acquisition of TSB	(1.6)
30 September 2026	**14.0**

Following completion of the acquisition of TSB, we resumed declaring dividends.

Quarterly Management Statement Q3-26 11 Santander UK Group Holdings plc

Appendix 5 - Funding

Wholesale funding	30 September 2026	31 December 2025
	£bn	£bn
Short term funding	6.7	5.8
Medium term funding	51.1	42.9
Capital instruments	4.7	4.0
Total	**62.5**	**52.7**

Wholesale funding excludes Foreign exchange and hedge accounting, and Other (including accrued interest). Total wholesale funding consists of items classified in the balance sheet as Financial liabilities at amortised cost, Financial liabilities designated at fair value, and Other equity instruments.

Of which:

Medium term funding	30 September 2026	31 December 2025
	£bn	£bn
Senior unsecured issuance from Santander UK Group Holdings plc	13.2	11.2
Senior unsecured issuance from Santander UK plc	3.5	3.3
Covered bonds	22.9	18.9
RMBS and ABS	7.0	5.6
TFSME	4.5	3.9
Total	**51.1**	**42.9**

Capital instruments	30 September 2026	31 December 2025
	£bn	£bn
Subordinated liabilities	2.4	1.9
AT1	2.3	2.1
Total	**4.7**	**4.0**

Term issuance

	9M-26
	£bn
Senior unsecured issuance from Santander UK Group Holdings plc	3.4
Senior unsecured issuance from Santander UK plc	0.2
Subordinated liabilities and equity (inc. AT1)	1.2
Covered bonds	4.2
RMBS and ABS	1.8
Total	**10.8**

We completed our 2026 funding plan in Q3-26.

Subordinated liabilities and equity consist of £650m AT1 and £500m T2 issued in Q1-26 both of which were fully subscribed by Banco Santander SA.

Medium term funding at 30 September 2026 includes securities issued under TSB Bank plc's Covered bonds and RMBS securitisation programs. TSB Bank plc's outstanding capital instruments and senior unsecured issuance were purchased by Santander UK plc following the TSB acquisition and therefore eliminate on consolidation.

Quarterly Management Statement Q3-26 12 Santander UK Group Holdings plc

Appendix 6 - Other

Acquisition of TSB

On 30 April 2026, Santander UK plc acquired 100% of the issued ordinary share capital of TSB Banking Group plc from Banco de Sabadell SA (Sabadell). TSB Banking Group plc and its subsidiaries (TSB) undertake banking and other financial services related activities in the UK. The final consideration paid by Santander UK plc to Sabadell for the entire issued ordinary share capital of TSB Banking Group plc was £2.65bn, plus the difference in TSB's tangible net asset value between 1 April 2025 and 30 April 2026 (TNAV Variation) of £211m. The final TNAV Variation was determined in October 2026. The transaction has been financed from Santander UK plc's existing cash resources and from funding provided by its ultimate parent, Banco Santander SA.

In addition, consideration of £255m was paid by Santander UK plc to acquire the AT1 securities and a further £962m was paid to acquire the following securities: £300m of Fixed-to-floating rate callable subordinated Tier 2 capital notes and £650m of Senior unsecured debt securities.

The acquisition makes Santander UK the third-largest bank by personal current accounts and fourth-largest mortgage lender. It strengthened Santander UK's market position and critical mass. By integrating technology across Santander UK and TSB, we expect to unlock substantial operational efficiencies and support long-term profitability through a simplified, scalable digital banking model. It is intended to integrate the business of TSB Bank plc into Santander UK plc through a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 in the first half of 2027. This integration is conditional on court sanction and regulatory non-objection.

The transaction is expected to contribute to a targeted increase in Santander UK's return on tangible equity to 16% by 2028, with cost synergies of at least £400m.

Historical motor finance commission payments

On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. Following its assessment of the final scheme rules, which include several changes to the proposals in the Consultation, Santander UK decided not to challenge the scheme and to focus on its implementation in order to bring greater certainty to its customers. Santander UK updated its scenarios and assumptions including operational and legal costs. This resulted in a total provision of £633m at 31 March 2026. After utilisation of the provision relating to costs incurred to date, a provision of £616m remained at 30 September 2026.

Applications have been made by certain lenders and a consumer group to challenge aspects of the scheme before the Upper Tribunal. On 1 July 2026, the Tribunal made orders providing for the management of those proceedings and partially suspending certain elements of the scheme including making compensation payments pending determination of the challenges. The substantive hearing is expected to take place in Q1 2027. As a result, the legal and regulatory outcomes, and the nature, extent and timing of any remediation action remain uncertain. Santander UK has not incorporated the potential impact of the legal challenges into its provision estimate as the impact is not considered material based on current estimates. The ultimate financial impact could differ due to factors such as customer response rates and average cost of redress. Santander UK will continue to keep the provision under review as further developments emerge.

Payment Protection Insurance claim

AXA France IARD and AXA France Vie (AXA France) formerly GE Capital Corporation group entities, Financial Insurance Company Limited and Financial Assurance Company Limited (FICL and FACL) brought a claim against (i) Santander Cards UK Limited (San Cards) formerly GE Capital Bank Limited (GECB) which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc; and (ii) Santander Insurance Services UK Limited (SISUK) a Banco Santander SA subsidiary. The claim relates to the allocation of liability for compensation and associated costs in respect of PPI policies distributed by GECB pre-2005 which were underwritten by FICL and FACL. In its judgment of July 2025, the Commercial Court of England and Wales found against SISUK in relation to AXA France's claim pursuant to an indemnity in an agency agreement entered between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010.

In October 2025, SISUK and San Cards obtained permission to appeal the findings in the Judgment that the indemnity applied retrospectively to PPI sales prior to December 2000 (Santander Appeal). In January 2026, AXA France obtained permission to cross-appeal the Commercial Court's rejection of AXA France's contribution claim made under the Civil Liability (Contribution) Act 1978 against San Cards (AXA Cross Appeal).

On 15 September 2026, the Court of Appeal unanimously upheld the Santander Appeal and dismissed the AXA Cross Appeal. AXA France made an interim payment of £525m to SISUK on 5 October 2026. The interim payment excludes further amounts due to SISUK where there is a difference of view on calculation which, if not agreed, are to be remitted to the lower court for determination. There is no material impact on Santander UK or San Cards as a result of the Court of Appeal's Judgment. On 13 October 2026, AXA France made an application to the Court of Appeal for permission to appeal to the Supreme Court. The outcome of this application is expected in Q4 2026. If AXA France's application is unsuccessful before the Court of Appeal, it will have the ability to apply directly to the Supreme Court.

No customers have suffered loss as a consequence of the claim brought by AXA France, the previous Judgment or the outcomes of the appeals, nor do they impact past redress paid to customers for PPI complaints.

Board changes

Further to the 2026 Half Yearly Financial Report published on 7 August 2026, Angel Santodomingo has agreed to remain as Chief Financial Officer and Executive Director until 31 December 2026, rather than 31 October 2026. Tom Ranger will then be appointed as Chief Financial Officer and Executive Director from 1 January 2027.

Quarterly Management Statement Q3-26 13 Santander UK Group Holdings plc

Additional information about Santander UK and Banco Santander

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers' eligible deposits are protected by the FSCS in the UK.

Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalisation. The group's activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank's purpose is to help people and businesses prosper in a simple, personal and fair way.

Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

Contacts

Kate Sinclair	Head of Funding and Investor Relations	FundingandIR@santander.co.uk
Stewart Todd	Head of Communications and Responsible Banking	mediarelations@santander.co.uk

Basis of presentation

The information in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2025 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2026 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc and, from 1 May 2026, TSB Bank plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2025.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management's current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 234 of the Santander UK Group Holdings plc 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 12 March 2026. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK's usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Quarterly Management Statement Q3-26 14 Santander UK Group Holdings plc

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer Dated: 28 October 2026